SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                -------------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                             For January 23, 2006

                                CNOOC Limited
               (Translation of registrant's name into English)

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                                  65th Floor
                             Bank of China Tower
                               One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                    Form 20-F  X                 Form 40-F
                              ---                          ---

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
          Commission pursuant to Rule 12g3-2(b) under the Securities
                            Exchange Act of 1934.)


                        Yes                   No   X
                              ---                 ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Announcement

                                [COMPANY LOGO]
                                CNOOC Limited
               (Translation of registrant's name into English)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                              (Stock Code: 883)

                            2006 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2006.

This announcement contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the "Company") announces a summary of its business strategy and development plan for the year 2006.

The Company's total budgeted net production volume in 2006 is approximately 168-170 million BOE (barrels of oil equivalent), approximately a 9% year-on-year increase over the estimated 153-157 million BOE in 2005. Net production offshore China is estimated to be 148-149 million BOE in 2006. The Company's overseas output is expected to be enhanced by the North West Shelf Project in Australia, which is scheduled to supply gas to Guangdong LNG terminal in the first half of 2006. With this project, the Company's net entitlement overseas is expected to reach approximately 20-21 million BOE (with reference of WTI US$55.3/barrel (or approximately HK$431.34/barrel), "WTI" is a standard oil price for grades of crude oil).

During the year, ten projects offshore China are expected to come on stream, two of which are ready for production. Overall, for 2006 and 2007, it is expected that 16 projects will be completed.

On the exploration front, the Company plans to conduct more drilling, seismic acquisition activities offshore China, particularly in Bohai Bay and the South China Sea, in order to explore oil and gas potentials. Overseas exploration activities will be further strengthened. The exploration budget is estimated to increase 72% to reach the level of US$455 million (or approximately HK$3,549 million) and the reserve replacement ratio is targeted to be more than 100% in 2006.

At the same time, the Company expects to spend US$2.59 billion (or approximately HK$20.2 billion) in development, a 30% year-on-year increase. In total, the Company's 2006 capital expenditure is budgeted at approximately US$3.06 billion (or approximately HK$23.87 billion), 35% up from last year's figure.


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With the commencement of new gas projects and Guangdong LNG terminal of China
National Offshore Oil Corporation, the parent company of the Company, it is believed that the Company will further strengthen its leading position in gas business in costal China.

For the purpose of this announcement, unless otherwise indicated, the translations of Hong Kong dollars into US dollars have been made at the rate of HK$7.8 to US$1.00. These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Hong Kong dollars and US dollars can be or could have been converted at the above rate or any other rates or at all.

As at the date of this announcement, the Board comprises of:

Executive Directors               Independent non-executive Directors
Fu Chengyu (Chairman)             Sung Hong Chiu
Luo Han                           Kenneth S. Courtis
Zhou Shouwei                      Evert Henkes
Cao Xinghe                        Tse Hau Yin, Aloysius
Wu Zhenfang                       Lawrence J. Lau
Wu Guangqi
Yang Hua

                                                         By Order of the Board
                                                                 CNOOC Limited
                                                                    Yunshi Cao
                                                             Company Secretary

Hong Kong, 23 January 2006


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CNOOC Limited


                                                By: /s/ Cao Yunshi
                                                    -------------------
                                                    Name: Cao Yunshi
                                                    Title: Company Secretary

Dated: January 23, 2006





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